Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Capital Corp Early Warning News Release

Trading Symbol:

Toronto Venture Exchange: GRB

US OTC Market: GEBRF

October 31st, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar or "the Company") Greenbriar is pleased to announce that the Company has sold 12,150,000 common shares (the "Shares") in the capital of Captiva Verde Wellness Corp. ("Captiva").

The Company sold the Captiva Shares to purchasers through the facilities of the Canadian Securities Exchange ("CSE") at an average price of $0.02. The number of Captiva Shares sold represents 6.57% of the shares of Captiva and 65.58% of the Company's Captiva shareholdings prior to sale. After this sale, the Company continues to hold 6,362,500 Captiva Shares or 3.18% of the issued and outstanding shares of Captiva.

Depending on market conditions and other factors, the Company may acquire or dispose of additional securities of Captiva as the Company may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Company may also reconsider and change its plans or proposals relating to the foregoing.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Jeffrey J. Ciachurski

Jeffrey J. Ciachurski

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF